

12500 West Creek Parkway
Richmond, VA 23238
Phone (804) 484-7700
FAX (804) 484-7701

NEWS RELEASE

FOR MORE INFORMATION, CONTACT:

Kevin P. Collier
Director, Investor Relations
(804) 287-8109

PERFORMANCE FOOD GROUP REPORTS NET SALES INCREASE
OF 15% TO $1.5 BILLION

- **First quarter net sales increased 15% to $1.5 billion**
- **Net earnings and net earnings per share declined as projected to $7.5 million and $0.16 (diluted), respectively**

RICHMOND, Va. (May 4, 2004) ─ Performance Food Group (Nasdaq/NM:PFGC) today announced results for the first quarter ended April 3, 2004.

Sales for the first quarter of 2004 grew to $1.5 billion, up 15% from $1.3 billion in the year-earlier period. Net earnings and net earnings per share declined 54% to $7.5 million and $0.16 respectively, as a result of previously disclosed operational challenges in 2003 that were expected to impact first quarter results. Inflation for the quarter was approximately 4%.

Bob Sledd, chairman and chief executive officer noted, "The first quarter results represent the 37th consecutive period in which net sales have increased compared to the prior-year period. Our first quarter sales growth of 15% consisted solely of internal growth in each of our business segments. We remain focused on driving improvements in our operations to address the challenges we faced in 2003."

"Our Broadline sales continued to grow, increasing 13% versus the same period last year. Inflation was approximately 5% for the quarter. We are also pleased at the progress we've made in our Quality Foods operation, which did not meet our expectations in 2003. Sales at Quality for the first quarter of 2004 exceeded sales from the same period last year and sales per delivery continue to increase. We will maintain our focus on driving incremental improvements in Quality's results of operations. While our long term focus in the Broadline division continues to be growing our mix of street sales, we will be opportunistic in adding new chain business that makes sense. Our Broadline division will begin servicing an additional $50 million in annualized new multi-unit business that will begin to roll-out in the third quarter of 2004. During the first quarter, we also continued to show solid gains in sales per delivery, gross profit per delivery and proprietary brand sales throughout the Broadline segment."

Mr. Sledd added, "Our Customized division recorded a strong 21% increase in first quarter sales driven by the expansion of new product categories with existing

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customers and by the new business added in the first and second quarters of 2003. The increase in sales also reflected higher inflation, which amounted to approximately 5% for the quarter. The Customized division's results were impacted by the incremental costs of approximately $1.8 million, associated with a labor dispute that began late in 2003. We continue to negotiate in good faith with the local bargaining unit to reach a mutually satisfactory agreement. While these incremental costs are decreasing, we expect them to continue into the second quarter of 2004."

"Our Fresh-cut sales grew 13% for the first quarter. Inflation was nominal for the quarter. Growth of our packaged salad products in retail continues its solid growth trend, as evidenced by continued improvement in market share, driven particularly by our Blends and Garden Plus categories. In our fresh-cut fruit business, we are excited about McDonald's roll-out of the Apple Dipper product and the test of the new Fruit 'n Walnut Salad. We are continuing to add production capacity and increase the overall efficiency of our production network by improving the throughput of our existing processing lines and by adding new lines."

Mr. Sledd concluded, "We are very pleased with our strong internal sales growth of 15% for the quarter. We remain focused on continuing to execute on our strategies to improve the efficiency and profitability of each of our business segments. Our balance sheet remains strong with a debt-to-capital ratio of 28%, which excludes interests in accounts receivable sold under our receivables purchase facility of $110 million. While the second quarter anticipates a significant continued improvement in our business, we continue to expect earnings per share to be in the range of $0.50 to $0.54 for the second quarter of 2004."

Performance Food Group markets and distributes more than 64,000 national and private label food and food-related products to approximately 48,000 restaurants, hotels, cafeterias, schools, healthcare facilities and other institutions. Our Fresh Express line is the industry leader and pioneer of fresh packaged salads. For more information on Performance Food Group, visit www.pfgc.com.

Certain statements made herein are forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties and are based on current expectations and management's estimates; actual results may differ materially. The risks and uncertainties which could impact these statements include, but are not limited to, general economic condition; the relatively low margins and economic sensitivity of the foodservice business; the Company's reliance on major customers; the ability to identify and successfully complete acquisitions of other foodservice distributors; the Company's ability to successfully develop, market and meet demand for new products; and management of the Company's planned growth, all as detailed from time to time in the reports filed by the Company with the Securities and Exchange Commission.

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Performance Food Group Company
Unaudited Financial Highlights

	Three Months Ended	
	April 3, 2004	**March 29, 2003**
Net sales	$ 1,465,067,000	$1,269,105,000
Net earnings	$ 7,476,000	$ 16,420,000
Net earnings per share:		
Basic	$ 0.16	$ 0.36
Diluted	$ 0.16	$ 0.35
Weighted average number of shares outstanding:		
Basic	45,999,000	45,345,000
Diluted	47,067,000	52,452,000

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Performance Food Group Company
Condensed Consolidated Balance Sheet and Income Statement (Unaudited)
April 3, 2004
(In thousands, except net earnings per common share)

Assets		April 3, 2004		January 3, 2004
Cash and cash equivalents	$	51,514	$	38,916
Accounts and notes receivable, net, including				
retained interest in securitized receivables		247,872		242,340
Inventories		280,556		257,198
Other current assets		33,510		43,421
Total current assets		613,452		581,875
Property, plant and equipment, net		372,168		363,052
Goodwill, net		582,668		582,966
Other intangible assets, net		194,419		196,814
Other assets		12,230		11,761
Total assets	$	1,774,937	$	1,736,468
Checks in excess of deposits	$	103,456	$	81,797
Trade accounts payable		282,263		235,392
Current installments of long-term debt		1,232		1,358
Other current liabilities		154,172		150,377
Total current liabilities		541,123		468,924
Long-term debt, excluding current installments		310,528		353,919
Deferred income taxes		106,978		109,810
Shareholders' equity		816,308		803,815
Total liabilities and shareholders' equity	$	1,774,937	$	1,736,468

	Three Months Ended			
	April 3, 2004		March 29, 2003	
Net sales	$ 1,465,067	100.0%	$ 1,269,105	100.0%
Cost of goods sold	1,246,549	85.1%	1,069,767	84.3%
Gross profit	218,518	14.9%	199,338	15.7%
Operating expenses	201,763	13.8%	168,934	13.3%
Operating profit	16,755	1.1%	30,404	2.4%
Other income (expense):				
Interest expense	(4,749)		(4,790)	
Loss on sale of receivables	(468)		(324)	
Other, net	520		1,193	
Other expense, net	(4,697)	-0.3%	(3,921)	-0.3%
Earnings before income taxes	12,058	0.8%	26,483	2.1%
Income taxes	4,582	0.3%	10,063	0.8%
Net earnings	$ 7,476	0.5%	$ 16,420	1.3%
Weighted average common shares outstanding	45,999		45,345	
Basic net earnings per common share	$ 0.16		$ 0.36	
Weighted average common shares and dilutive				
potential common shares outstanding	47,067		52,452	
Diluted net earnings per common share	$ 0.16		$ 0.35	

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2004 Compared to 2003
1st Quarter
Segment Disclosure

2004		Broadline		Customized		Fresh-Cut		Corporate & Intersegment		Consolidated
First Quarter										
Net external sales	$	723,651	$	500,886	$	240,530	$	-	$	1,465,067
Intersegment sales		267		77		4,194		(4,538)		-
Operating profit		10,318		3,470		11,043		(8,076)		16,755
Operating profit margin		*1.43%*		*0.69%*		*4.51%*		*-*		*1.14%*
Total assets		817,616		146,847		668,812		141,662		1,774,937
Interest expense (income)		3,080		171		4,682		(3,184)		4,749
Loss (gain) on sale of receivables		1,950		650		-		(2,132)		468
Depreciation		3,365		1,071		6,778		739		11,953
Amortization		900		-		1,131		-		2,031
Capital expenditures		2,304		1,449		15,713		1,668		21,134

2003		Broadline		Customized		Fresh-Cut		Corporate & Intersegment		Consolidated
First Quarter										
Net external sales	$	642,683	$	412,942	$	213,480	$	-	$	1,269,105
Intersegment sales		213		94		3,798		(4,105)		-
Operating profit		11,962		4,875		18,226		(4,659)		30,404
Operating profit margin		*1.86%*		*1.18%*		*8.39%*		*-*		*2.40%*
Total assets		777,532		122,732		635,930		109,847		1,646,041
Interest expense (income)		3,821		65		4,682		(3,778)		4,790
Loss (gain) on sale of receivables		1,032		502		-		(1,210)		324
Depreciation		3,574		850		5,363		368		10,155
Amortization		943		-		1,135		-		2,078
Capital expenditures		1,627		2,662		14,874		1,045		20,208

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